Exhibit 26

British American Tobacco p.l.c. (the “Company”)

22 April 2026

Share Buyback Programme

Further to the share buyback programme announcement on 18 March 2024 (“the Programme”), and the subsequent extension of the Programme announced on 10 December 2025, the Company announces that it has entered into an agreement with Merrill Lynch International (“Merrill Lynch”) to purchase ordinary shares of the Company (“Shares”) during the period commencing on 23 April 2026 and ending at the close of business on 29 June 2026.

Merrill Lynch will make its trading decisions in relation to the Company’s Shares independently of, and uninfluenced by, the Company.

The purpose of the Programme is to reduce the share capital of the Company. The Shares repurchased will be cancelled.

In line with the recent change to UK Listing Rule 9.6.6 concerning the timing of notifications of share repurchases, the Company will be moving from daily announcements to a consolidated weekly announcement. The Company will publish a RNS announcement each week setting out all share purchases executed on trading days during the preceding week, presented in both aggregated and detailed form consistent with the current disclosure content. For the avoidance of doubt, the amendments to the UK Listing Rules relate solely to the timing of announcements and do not affect the information required in such announcements.

Any purchases of Shares by the Company in relation to this announcement will be undertaken within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares granted by its shareholders from time to time (at the Company’s 2026 AGM, shareholders granted the Company authority to purchase a maximum of 217,492,219 Shares (the “Authority”)), the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (2016/1052), in each case as such legislation forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended), and Chapter 9.6 of the Financial Conduct Authority’s UK Listing Rules.

Pursuant to the Authority, the maximum price which may be paid for a Share is an amount (exclusive of taxes and expenses) equal to the higher of:

-     105 per cent of the average market value of a Share as derived from the LSE’s Daily Official List for the five business days immediately preceding the day on which the Share is purchased, in accordance with Listing Rule 9.6.1 of the Listing Rules published pursuant to Part 6 of the Financial Services and Markets Act 2000 (“FSMA”) (the “Listing Rules”); and

-    the higher of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out, including when the shares are traded on different trading venues, in accordance with Article 3(2) of the UK Safe Harbour Regulation.

Enquiries:

Investor Relations

Victoria Buxton: | IR_team@bat.com